UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-42453

Park Ha Biological Technology Co., Ltd.

901 & 901-2, Building C
Phase 2, Wuxi International Life Science Innovation Campus
196 Jinghui East Road

Xinwu District, Wuxi, Jiangsu Province
People’s Republic of China 214000

+86 400 012 7562

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On December 26, 2024, Park Ha Biological Technology Co., Ltd., a Cayman Islands exempted company (the “Company”) entered into an underwriting agreement with Dawson James Securities, Inc., the representative (the “Representative”) of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment underwritten initial public offering (the “IPO”) an aggregate of 1,200,000 ordinary shares, par value $0.00002 per share (the “Ordinary Shares”), at offering price of $4.00 per share. The Company has also granted the Underwriters a 45-day option to purchase up to an additional 180,000 Ordinary Shares to cover over-allotments, if any (the “Over-Allotment Option”).

On January 22, 2025, the Representative exercised the Over-Allotment Option partially to purchase an additional 174,403 Ordinary Shares. The Company received $697,612 in gross proceeds from the partial exercise of the Over-Allotment Option, before deducting underwriting discounts and other estimated expenses payable by the Company. The closing of the Over-Allotment Option took place on January 24, 2025 (the “Over-Allotment Closing”).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Park Ha Biological Technology Co., Ltd.

Date: January 24, 2025	By:	/s/ Xiaoqiu Zhang
	Name:	Xiaoqiu Zhang
	Title:	Chief Executive Officer, Chairperson of the Board of Directors

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